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SEC FILE NUMBER
8-00484

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wintrust Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

231 S. LaSalle Street, 13th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Smyth	(312) 431-6591	msmyth@wintrustwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

10/20/03	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Smyth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wintrust Investments, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

Official Seal
ABBEE M MAYHEW
Notary Public, State of Illinois
Commission No. 975067
My Commission Expires July 17, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

Wintrust Investments, LLC
With Report of Independent
Registered Public Accounting Firm

WINTRUST
WEALTH MANAGEMENT

Wintrust Investments, LLC

Statement of Financial Condition

December 31, 2023

Contents

Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Wintrust Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wintrust Investments, LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2002.

February 28, 2024

Wintrust Investments, LLC

Statement of Financial Condition

December 31, 2023

Assets		
Cash and cash equivalents	$	49,092,009
Deposits with clearing organizations and clearing broker		253,985
Receivables from:		
Clearing broker		13,887,512
Affiliates		4,198,487
Other		1,404,305
Securities owned, at fair value		4,769,239
Company-owned life insurance		15,238,003
Fixed assets, at cost (net of accumulated depreciation and amortization of $1,473,644)		909,578
Goodwill		7,960,483
Deferred tax asset, net		3,002,021
Other assets		1,101,417
Total assets	**$**	**101,817,039**
Liabilities and member's equity		
Liabilities:		
Nonqualified deferred compensation plan – plan liabilities	$	12,629,824
Accrued compensation and benefits		5,406,894
Deferred consideration from clearing broker		420,000
Payable to affiliates		1,456,461
Accounts payable, accrued expenses, and other liabilities		515,633
Total liabilities		20,428,812
Member's equity		81,388,227
Total liabilities and member's equity	**$**	**101,817,039**

See notes to statement of financial condition.

Wintrust Investments, LLC

Notes to Statement of Financial Condition

December 31, 2023

1. Organization

Wintrust Investments, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company, a financial services firm headquartered in Chicago, Illinois, is a wholly owned subsidiary of Wintrust Bank N.A. ("Wintrust Bank" or "the Member"), a nationally-chartered bank that is also a member of the Federal Reserve. Wintrust Bank is a wholly owned subsidiary of Wintrust Financial Corporation ("Wintrust" or "the Parent").

The Company clears its securities transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC, a subsidiary of Wells Fargo Advisors.

The Company currently operates in one reportable business segment which represent principally all of the Company's capital markets activities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, the Company measures, monitors and discloses certain assets and liabilities on a fair value basis. These financial assets and financial liabilities are measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value. These levels are:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

2. Summary of Significant Accounting Policies (continued)

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Significant unobservable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the above valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the assets or liabilities.

Financial Instruments

Fair values for securities owned are based on quoted prices when available. When quoted prices are not readily available, fair values are typically based on prices obtained from independent pricing vendors. Securities measured with these valuation techniques are generally classified as Level 2 within the fair value hierarchy. Typically, standard inputs such as benchmark yields, reported trades for similar securities, issuer spreads, benchmark securities, bids, offers, and reference data, including market research publications, are used to fair value a security. When these inputs are not available, broker-dealer quotes may be obtained by the vendor to determine the fair value of the security. The Company reviews the vendor's pricing methodologies to determine if observable market information is being used, versus unobservable inputs. Fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal valuation techniques where the unobservable inputs are significant to the overall fair value measurement. At December 31, 2023, the Company owned interest in a real estate investment trust ("REIT") that is classified as a Level 3 security.

Other financial instruments are recorded by the Company at contract amounts and include receivables from clearing brokers and affiliates. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Company-Owned Life Insurance

Company-owned life insurance (COLI) policies, are carried at cash surrender value.

Fixed Assets

Fixed assets include furniture, equipment and software, which are depreciated using the straight-line method over the useful lives of the assets ranging from two to seven years, and leasehold improvements,

which are amortized using the straight-line method over the shorter of the lease term or useful life.

Goodwill

ASC Topic 350, *Intangibles - Goodwill and Other*, addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. In accordance with accounting standards, goodwill is not amortized, but rather is tested for impairment. The Company assesses its goodwill for impairment on at least an annual basis and considers potential indicators of impairment at each reporting date between annual goodwill impairment tests.

At October 1, 2023, the Company utilized a qualitative approach for its annual goodwill impairment test and determined that no impairment existed at that time. As of December 31, 2023, the Company identified no indicators of goodwill impairment.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, for federal and state income taxes to be determined on a separate company basis. Wintrust is the paying agent for the group. The Company pays its current year separate return tax liability to Wintrust and Wintrust submits the consolidated liability to the taxing authorities.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an income tax benefit or income tax expense in the period that includes the enactment date.

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. In accordance with ASC Topic 740, *Income Taxes*, uncertain tax positions are initially recognized in the statement of financial condition when it is more likely than not the positions will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Cash and cash equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market mutual fund investments of $47,334,108 are included in cash and cash equivalents on the statement of financial condition and are valued at reported net asset value.

Deferred consideration from clearing broker

In 2018, the Company executed a new fully disclosed clearing agreement with Wells Fargo Clearing Services, LLC. The agreement was extended for 1 year on March 20, 2023, effective July 1, 2023 through

2. Summary of Significant Accounting Policies (continued)

July 1, 2024. In connection with the clearing agreement, Wells Fargo Clearing Services, LLC provided the Company with an additional contract incentive of $840,000. In accordance with ASC Topic 705, *Cost of Sales and Services*, the Company accounts for this consideration as a reduction of the purchase price of the services provided by Wells Fargo Clearing Services, LLC. As of December 31, 2023 the unamortized portion of this deferred consideration is $420,000 and is included in deferred consideration from clearing broker within the statement of financial condition.

3. Receivables From Clearing Broker

Receivables from the clearing broker include amounts due for commissions earned from customer transactions. Also included in receivables from the clearing broker on the statement of financial condition is a deposit in the amount of $10,592,028 that is utilized by the clearing broker to finance the extension of credit to customers. The deposit is unsecured and due on demand. The deposit monies are segregated by the clearing broker in accordance with the applicable SEC regulations.

4. Fair Value of Financial Instruments

The following table presents the balances of financial instruments measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market mutual funds	$ 47,334,108	$ —	$ —	$ 47,334,108
Securities owned:				
State and municipal government obligations	—	4,707,366	—	4,707,366
Real estate investment trust	—	—	57,620	57,620
Other	—	4,253	—	4,253
Subtotal - securities	—	4,711,619	57,620	4,769,239
Total assets at fair value	$ 47,334,108	$ 4,711,619	$ 57,620	$ 52,103,347

There were no transfers between levels during the year.

5. Fixed Assets, at Cost, Net of Accumulated Depreciation and Amortization

Fixed assets consisted of the following at December 31, 2023:

Computer equipment and hardware	$ 160,344
Furniture and fixtures	1,048,549
Software	1,165,779
Leasehold improvements	8,422
Construction in progress	128
Total	2,383,222
Less accumulated depreciation and amortization	(1,473,644)
	$ 909,578

6. Employee Benefit Plans and Stock-Based Compensation

Employee Benefit Plans

Wintrust sponsors a defined contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 70% of each dollar of participant contributions up to a maximum matching contribution of $5,000 annually. Total contributions made by the Company during the year were $674,196.

Deferred Compensation

The Company sponsors a deferred compensation plan which no longer allows for contributions of compensation by eligible employees. Although not required to do so, the Company has chosen to fund its obligation under this deferred compensation plan by investing in COLI. The balances in COLI are subject to the claims of general creditors of the Company and totaled $15,238,003 and is presented as company-owned life insurance within the statement of financial condition. The related liability totaled $12,629,824 and is presented as nonqualified deferred compensation plan - plan liabilities within the statement of financial condition at December 31, 2023.

7. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Wintrust. Federal and state income taxes are calculated as if the Company filed a separate tax return.

Net deferred tax assets as of December 31, 2023, are as follows:

Assets	$ 5,124,489
Liabilities	2,122,468
Net deferred tax assets	$ 3,002,021

Net deferred tax assets consist principally of net temporary differences related to various compensation plans and goodwill.

The Company had no unrecognized tax benefits at January 1, 2023, did not have any new unrecognized tax benefits arise during the year, and does not have any tax positions for which unrecognized tax benefits must be recorded at December 31, 2023. In addition, for the year ended December 31, 2023, the Company has no interest or penalties relating to income tax positions recognized in the statement of financial condition. If the Company were to record interest or penalties associated with uncertain tax positions or as the result of an audit by a tax jurisdiction, the interest or penalties would be included in income tax expense. The Company does not believe it is reasonably possible that unrecognized tax benefits will significantly change in the next 12 months.

Wintrust is subject to U.S. federal income tax as well as income tax in numerous state jurisdictions. In the ordinary course of business, its income tax returns are routinely subject to audit by the taxing authorities of these jurisdictions. Currently, the Company's federal income tax returns are open and subject to audit

7. Income Taxes (continued)

for the 2020 tax year forward, and in general, the Company's state income tax returns from the 2020 tax return forward are open and subject to audit, subject to individual state statutes of limitations. The Company has extended the statute of limitations on certain state income tax returns for tax years 2015 through 2019 due to an ongoing audit.

As of December 31, 2023, the Company had a payable of $1,328,885 to Wintrust for federal and state income taxes which is included in payable to affiliates on the statement of financial condition.

8. Related-Party Transactions

The Company has a line of credit available in the amount of $10,000,000 with Wintrust Bank that matures on May 31, 2024. Interest on this line of credit approximates the federal funds rate and is payable monthly. At December 31, 2023, there was no outstanding balance and the line of credit was not drawn on during the year.

Receivables from affiliates includes amounts due from Great Lakes Advisors (GLA), The Chicago Trust Company (TCTC) and Chicago Deferred Exchange Company (CDEC). These receivables represent reimbursement due to the Company for amounts incurred for office space and services on behalf of these affiliates.

Also included in receivables from affiliates are loans and interest made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized using the straight-line method over the terms of the loans, which generally range from four to ten years.

The following related-party transactions were included in the statement of financial condition as of December 31, 2023:

Statement of financial condition	
Receivables from affiliates:	
Loans and accrued interest due from employees	$ 4,157,650
Due from Wintrust Bank	24,821
Due from GLA	12,681
Due from TCTC	3,334
Total receivables from affiliates	$ 4,198,486
Payables to affiliates:	
Due to Wintrust Bank	$ 1,456,461
Total payables to affiliates	$ 1,456,461

9. Lease Commitments, Contingencies, and Guarantees

Lease Commitments

In 2019, the Company entered into a lease agreement for office space with a term extending beyond 12 months. As a result, as of December 31, 2023, a separate lease liability of $60,343 and right-of-use asset of $63,972 were recognized. The separate lease liability and right-of-use asset are included within accounts payable, accrued expenses, and other liabilities and other assets, respectively, within the Company's statement of financial condition. The underlying agreement of the leasing arrangement requires fixed payments on a monthly basis. These fixed payments are included as consideration when measuring the separate lease liability and right-of-use asset noted above. Additionally, underlying agreements often have an initial period of use followed by certain extension periods. The Company considers such extensions for purposes of lease classification and the measurement of the separate lease liability and right-of-use asset. If the Company is reasonably certain to elect to extend the leasing arrangement, the lease term would include these periods for the purposes noted above. As a lessee, the Company cannot readily determine the rate implicit in the lease. As a result, the Company uses its incremental borrowing rate when measuring the separate lease liability and right-of-use asset. The Company estimated the incremental borrowing rate as the rate of interest that would be paid to borrow on a collateralized basis over a similar term in a similar economic environment.

The following table presents the maturities of lease liability as of December 31, 2023:

Year		Operating Leases
2024		73,319
2025		—
2026		—
2027 and thereafter		—
Total lease payments	$	73,319
Impact of measuring the lease liability on a discounted basis		(12,976)
Total lease liability	$	60,343

The table below details other information related to the Company's operating leases.

Cash paid for amounts included in the measurement of operating lease liabilities	$	68,303
Right-of-use asset obtained in exchange for new operating lease liabilities	$	—
Weighted average remaining lease term - operating leases		1.0 years
Weighted average discount rate - operating leases		3.46 %

Contingencies

The Company can be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management and counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's statement of financial condition.

9. Lease Commitments, Contingencies, and Guarantees (continued)

Guarantees

The Company applies the provisions of ASC Topic 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2023, the total amount of customer balances with margin extended by its clearing broker and subject to such indemnification was $9,041,955. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company's obligation under such guarantees could exceed the collateral amounts posted by customers; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

10. Regulatory Requirements

The Company is subject to the SEC *Uniform Net Capital Rule* (Rule 15c3-1) under the Securities Exchange Act of 1934. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $46,268,271, which was $44,906,350 in excess of its required minimum net capital. The Company uses the basic method for computing the minimum net capital requirement, whereby the Company maintains minimum net capital in the fixed amount of $250,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2023, the company was required to maintain minimum net capital of $1,361,921, as defined, and aggregate indebtedness was 44.2% of net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

11. Subsequent Events

On February 15, 2024, the Company entered into an asset purchase agreement with a third party to sell accounts and assets of its 401K consulting business for an initial purchase price of $17,660,000. Additionally for the month ending February 29, 2024, the Company recorded a receivable of approximately $2,900,000 representing deferred consideration for the sold accounts and assets, and approximately $658,000 in transaction costs.

On February 23, 2024, the Company announced an agreement to transition its securities clearing relationship to LPL Financial Holdings, Inc. (LPL). As part of the transition, LPL will also provide

11. Subsequent Events (continued)

significant wealth management services to the Company and GLA. The transition is expected to be completed in the first quarter of 2025, subject to the receipt of regulatory approval and other conditions.